January 23, 2025

Daniel Wagner
Chief Executive Officer
Rezolve AI Limited
3rd Floor, 80 New Bond Street
London, W1S 1SB
United Kingdom

       Re: Rezolve AI Limited
           Registration Statement on Form F-1
           Filed January 13, 2025
           File No. 333-284240
Dear Daniel Wagner:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
General

1. We note that the registration statement covers the resale of shares to be issued pursuant to an equity line financing transaction with YA II PN, LTD. Please revise to identify this transaction as an equity line transaction and to ensure the following is disclosed:

             the equity line investor is identified in the prospectus as an underwriter, as well as a selling shareholder;

             the material terms of the equity line agreement, including the material conditions under which the company may access the funds available under it, are described.
 January 23, 2025
Page 2

           These material terms include (i) the number of shares registered for resale; (ii) the maximum principal amount available under the agreement; (iii) the term of the agreement; and (iv) the full discounted price (or formula for determining it) at which the investor will receive the shares;

             the material risks of an investment in the company and in the offering, including:
           (i) the dilutive effect of the formula or pricing mechanism on the
company   s share
           price; (ii) the possibility that the company may not have access to the full amount available to it under the equity line; and (iii) whether an investor can engage in short-selling activities and, if so, how any sales activities after announcement of a
           put may negatively affect the company   s share price;

             the material market activities of the investor, including: (i) any short selling of the
           company   s securities or other hedging activities that the investor may or has
           engaged in, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the agreement; and (ii) how the investor intends to distribute the securities it owns or will acquire; and

             how the provisions of Regulation M may prohibit the investor and any other distribution participants that are participating in the distribution
of the company   s
           securities from: (i) engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the equity line is in effect; and (ii) purchasing shares in the open market while the equity line is in effect.

       For additional guidance, please consider Question 139.13 of our Securities Act
       Sections Compliance and Disclosure Interpretations.
2. We note that certain disclosures appear to have not been updated following the consummation of the de-SPAC business combination, such as the last paragraph on page 91. Please revise throughout your prospectus to reflect that this business combination has been consummated and ensure that your disclosures are current.
Management and Compensation
Rezolve Executive Officer and Director Compensation, page 91

3. You disclose here the aggregate cash compensation paid by Rezolve and its subsidiaries to its executive officers and directors for the year ended December 31,
       2022. Please ensure you update this disclosure to provide disclosure for the last full financial year. See Item 6.B of Form 20-F.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 January 23, 2025
Page 3

statement.

       Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Penny J. Minna